UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 9, 2024, Dogness (International) Corporation (“Dogness” or the “Registrant”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”), pursuant to which the Registrant agreed to issue and sell to the Purchasers and the Purchasers agreed to purchase from the Registrant, an aggregate of 2,000,000 Class A common shares without par value (the “Shares”) of the Registrant, at a price of US$2.50 per share for aggregate gross proceeds of US$5,000,000 (the “Transaction”).

On May 16, 2024, Dogness closed the Transaction. The Registrant will use the net proceeds from this Offering for working capital and general corporate purposes. There are 3,661,658 Class A common shares and 9,069,000 Class B common shares outstanding after the issuance of the Shares purchased.

On May 17, 2024, Dogness issued a press release announcing the closing of the Transaction. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release dated May 17, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: May 17, 2024	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer